SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission File Number: 1-7724

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

SNAP-ON INCORPORATED 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SNAP-ON INCORPORATED

2801 – 80th Street

Kenosha, WI 53143

REQUIRED INFORMATION

The following financial statements and schedule of the Snap-on Incorporated 401(k) Savings Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

EXHIBIT INDEX

FORM 11-K

Exhibit No.	Exhibit

23.1	Consent of Wipfli LLP

99.1	Financial statements and schedule of the Snap-on Incorporated 401(k) Savings Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of each Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kenosha, and State of Wisconsin, on this 25th day of June, 2013.

SNAP-ON INCORPORATED
401(k) SAVINGS PLAN

By:	/S/ MARY E. BAUERSCHMIDT
Mary E. Bauerschmidt, as Plan Administrator

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